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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Prospect Medical Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

743494106

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2010

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743494106	Schedule 13D	Page 2 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Ivy Holdings Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,258,479
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,258,479
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    55.2% beneficial ownership of the voting stock based upon 21,189,413 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended June 30, 2010, and full exercise of the options underlying the Shares reported in Row 11

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 743494106	Schedule 13D	Page 3 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,258,479
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,258,479
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    55.2% beneficial ownership of the voting stock based upon 21,189,413 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended June 30, 2010, and full exercise of the options underlying the Shares reported in Row 11

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 743494106	Schedule 13D	Page 4 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,258,479
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,258,479
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    55.2% beneficial ownership of the voting stock based upon 21,189,413 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended June 30, 2010, and full exercise of the options underlying the Shares reported in Row 11

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 743494106	Schedule 13D	Page 5 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,258,479
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,258,479
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    55.2% beneficial ownership of the voting stock based upon 21,189,413 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended June 30, 2010, and full exercise of the options underlying the Shares reported in Row 11

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 743494106	Schedule 13D	Page 6 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,258,479
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,258,479
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    55.2% beneficial ownership of the voting stock based upon 21,189,413 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended June 30, 2010, and full exercise of the options underlying the Shares reported in Row 11

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 743494106	Schedule 13D	Page 7 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,258,479
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,258,479
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    55.2% beneficial ownership of the voting stock based upon 21,189,413 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended June 30, 2010, and full exercise of the options underlying the Shares reported in Row 11

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 743494106	Schedule 13D	Page 8 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,258,479
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,258,479
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    55.2% beneficial ownership of the voting stock based upon 21,189,413 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended June 30, 2010, and full exercise of the options underlying the Shares reported in Row 11

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 743494106	Schedule 13D	Page 9 of 16 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D (this “Schedule”) relates to shares (the “Shares”) of Common Stock, par value $0.01 per share (the “Common Stock”) of Prospect Medical Holdings, Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 10780 Santa Monica Boulevard, Suite 400, Los Angeles, California 90025

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by Ivy Holdings Inc., a Delaware corporation (“Ivy”), Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V”), GEI Capital V, LLC, a Delaware limited liability company (“Capital”), Green V Holdings, LLC, a Delaware limited liability company (“Holdings”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), and LGP Management, Inc., a Delaware corporation (“LGPM”) (collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, filed herewith as Exhibit 7.1 (the “Joint Filing Agreement”).

Ivy is a wholly-owned subsidiary of GEI V and GEI Side V and was formed in order to effect the Merger (as defined below). GEI V is primarily engaged in the business of investing in securities, and GEI Side V is an affiliated fund of GEI V in the same business. Capital is the general partner of GEI V and GEI Side V. Capital’s principal business is to act as the general partner of GEI V and GEI Side V. Holdings is a limited partner of GEI V and GEI Side V. Holdings’ principal business is to serve as a limited partner of GEI V and GEI Side V. LGP is an affiliate of Capital. LGP’s principal business is to act as the management company of GEI V, GEI Side V and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Due to their relationship with Ivy, GEI V and GEI Side V may be deemed to have shared voting power with respect to the Common Stock deemed to be beneficially owned by Ivy. Due to their relationships with GEI V, each of Capital, Holdings, LGP and LGPM may be deemed to have shared voting power with respect to the Common Stock deemed to be beneficially owned by Ivy. As such, GEI V, GEI Side V, Capital, Holdings, LGP and LGPM may be deemed to have shared beneficial ownership over such Shares of Common Stock. Each of Ivy, GEI V, GEI Side V, Capital, Holdings, LGP and LGPM, however, disclaims beneficial ownership of such Shares of Common Stock, and disclaims being a member of a Section 13(d) “group” with the Committed Shareholders (as defined in Item 3).

The names of the directors and executive officers of LGPM and Ivy are set forth on Schedule 1, which is incorporated herein by reference.

CUSIP No. 743494106	Schedule 13D	Page 10 of 16 Pages

(b)	The address of each of the Reporting Persons and each of the directors and executive officers of LGPM and Ivy is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	The present principal occupation of each of the directors and officers of LGPM and Ivy is set forth on Schedule 1, which is incorporated herein by reference.

(d)	None of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons is organized under the laws of Delaware. Each of the directors and executive officers of LGPM, other than J. Kristofer Galashan and Todd M. Purdy, is a United States citizen. Each of Messrs. Galashan and Purdy is a Canadian citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As more fully described in Item 4, no Shares have been purchased by Ivy. As an inducement to Ivy entering into the Merger Agreement, and in consideration thereof, four shareholders of the Issuer, Samuel Lee, Mike Heather, The David & Alexa Topper Family Trust, and Dr. Jeereddi A. Prasad (collectively, the “Committed Shareholders”) entered into a voting agreement with Ivy, dated as of August 16, 2010 (the “Voting Agreement”), filed herewith as Exhibit 7.2, pursuant to which each Committed Shareholder agreed to vote all Shares now owned, or which they will own prior to the effective time of the Merger, in favor of the adoption of the Merger Agreement. For a description of the Voting Agreement, see Item 4. Other than consideration to be paid pursuant to the Merger Agreement and the Contribution Agreement, Ivy has paid no consideration to the Committed Shareholders in connection with the Voting Agreement. See Item 4 for a description of the Merger Agreement and the consideration to be paid thereunder.

ITEM 4.	PURPOSE OF TRANSACTION

Ivy and the Committed Shareholders entered into the Voting Agreement as an inducement to Ivy’s willingness to enter into the Merger Agreement. The purpose of the Merger Agreement is to acquire control of, and the entire equity interest in, the Issuer. The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.

Voting Agreement

The Committed Shareholders collectively own 10,439,396 Shares, and 2,819,083 options to acquire Shares, which options are exercisable within 60 days of the filing date of this Schedule. If the Committed Shareholders fully exercised their options, they would own 55.2% of the then-outstanding Shares.

CUSIP No. 743494106	Schedule 13D	Page 11 of 16 Pages

The Committed Shareholders agreed in the Voting Agreement to vote all Shares owned by them in favor of the adoption of the Merger Agreement and approval of the Merger. The Voting Agreement reaches Shares owned at the time the Voting Agreement was entered into, and Shares acquired subsequently thereto. The Committed Shareholders further agreed to vote (or give written consent) in favor of each action contemplated by the Merger Agreement requiring shareholder approval, and any proposal or action which could reasonably be expected to facilitate the Merger and other transactions contemplated by the Merger Agreement. The Committed Shareholders agreed to vote against any proposals or actions constituting, or reasonably expected to result in, any breach of a covenant, representation, or warranty under the Merger Agreement, or which would be expected to interfere with or delay the Merger. The Voting Agreement applies only to actions taken by the Committed Shareholders in their capacity as shareholders of the Issuer. The Committed Shareholders granted Ivy an irrevocable proxy over their Shares in support of the foregoing voting arrangements.

The Committed Shareholders agreed not to transfer any Shares (with limited exceptions for family planning purposes) or discuss, negotiate, make any offer, or enter into any agreement regarding transfer of any Shares for the duration of the Voting Agreement. The Committed Shareholders agreed to similar restrictions on transfer of the voting rights in their Shares.

The Voting Agreement, including the grant of irrevocable proxy, will automatically terminate if the Merger Agreement is terminated, or if the Issuer’s board of directors (the “Board of Directors”) changes its recommendation that shareholders vote in favor of the merger, whether such change is in response to a superior proposal for the Issuer’s outstanding Shares or the development of material information about the Issuer not previously known to the Board of Directors.

Merger Agreement

The Issuer, Ivy, and Ivy Merger Sub Corp., a Delaware corporation and indirect, wholly-owned subsidiary of Ivy (“Merger Sub”) entered into an Agreement and Plan of Merger, dated as of August 16, 2010 (the “Merger Agreement”), which is filed herewith as Exhibit 7.3.

The Merger Agreement provides that Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation in such merger as an indirect, wholly-owned subsidiary of Ivy (the “Merger”), and that each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by Ivy, Merger Sub or any other subsidiary of Ivy or the Issuer, and Shares owned by shareholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law) will automatically be canceled and converted in the Merger into the right to receive $8.50 per Share in cash, without interest (the “Merger Consideration”). Options and warrants having an exercise price of less than $8.50 per Share that are issued and outstanding immediately prior to the effective time of the Merger will be canceled and converted into the right to receive cash.

CUSIP No. 743494106	Schedule 13D	Page 12 of 16 Pages

Completion of the Merger is subject to the closing conditions set forth in the Merger Agreement, including, among others, approval by the Issuer’s shareholders and the expiration and termination of the applicable Hart-Scott-Rodino Antitrust Improvements Act waiting period.

An independent committee of the Board of Directors, consisting of certain members of the Board of Directors who are not members of management or affiliates of Ivy (the “Special Committee”), unanimously approved the Merger Agreement and determined that the Merger Agreement and the Merger were advisable, fair to and in the best interests of the Issuer’s shareholders. The Merger Agreement and the transactions contemplated by the Merger Agreement were also unanimously approved by the Board of Directors.

The Merger Agreement contains certain termination rights and provides that upon the termination of the Merger Agreement under specified circumstances, the Issuer shall be required to pay all of Ivy’s expenses, up to a maximum of $2.25 million, and a termination fee of either $3.6 million or $6.2 million. The Issuer shall only be obligated to pay Ivy’s expenses if the Merger Agreement is terminated under specified circumstances.

Contribution and Subscription Agreement

The Committed Shareholders have entered into a contribution and subscription agreement (the “Contribution Agreement”) with Ivy, dated as of August 16, 2010 and filed herewith as Exhibit 7.4, pursuant to which they have agreed to contribute approximately 6.2 million Shares owned by them in exchange for equity interests in Ivy in lieu of receiving the Merger Consideration for such Shares. The contribution will be a tax-free exchange under Section 351 of the Internal Revenue Code. The Contribution Agreement automatically terminates upon the termination of the Merger Agreement or the occurrence of certain other events.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, the Merger Agreement, and the Contribution Agreement filed herewith as Exhibits 7.2, 7.3, and 7.4, respectively, and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The Committed Shareholders collectively own 10,439,396 Shares and 2,819,083 options to acquire Shares, which options are exercisable within 60 days of the date of this Schedule. The Reporting Persons, for the purpose of Rule 13d-3 under the Exchange Act, therefore may be deemed to have beneficial ownership over 13,258,479 Shares, which would represent 55.2% of the Issuer’s issued and outstanding Shares were the options fully exercised. The Reporting Persons expressly disclaim such beneficial ownership.

(b)	The Reporting Persons, by reason of the execution and delivery of the Voting Agreement, may be deemed to have shared voting power with the Committed Shareholders with respect to 13,258,479 Shares.

(c)	Except for the execution and delivery of the Voting Agreement and Contribution Agreement, no transactions in any Shares have been effected by any Reporting Person or, to the knowledge of LGPM, by any of the persons listed on Schedule 1 in the past 60 days.

CUSIP No. 743494106	Schedule 13D	Page 13 of 16 Pages

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3 through 5 of this Schedule is hereby incorporated by reference in this Item 6. Other than the matters disclosed above in response to Items 3, 4, and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Joint Filing Agreement, dated August 26, 2010.

7.2	Company Stockholder Voting Agreement, dated as of August 16, 2010 (incorporated by reference to Exhibit 4 to the Committed Shareholders’ Schedule 13D, filed with the Securities and Exchange Commission on August 20, 2010).

7.3	Agreement and Plan of Merger, dated as of August 16, 2010 (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on August 16, 2010).

7.4	Contribution and Subscription Agreement, dated as of August 16, 2010 (incorporated by reference to Exhibit 3 to the Committed Shareholders’ Schedule 13D, filed with the Securities and Exchange Commission on August 20, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of August 26, 2010

Ivy Holdings Inc.

By:	/s/ ALYSE M. WAGNER
Name:	Alyse M. Wagner
Title:	Vice President, Secretary, and Treasurer

Green Equity Investors V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green Equity Investors Side V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

GEI Capital V, LLC

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green V Holdings, LLC

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Leonard Green & Partners, L.P.
By:	LGP Management, Inc., its General Partner

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

LGP Management, Inc.

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

CUSIP No. 743494106	Schedule 13D	Page 15 of 16 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
7.1	Joint Filing Agreement, dated August 26, 2010.

7.2	Company Stockholder Voting Agreement, dated as of August 16, 2010 (incorporated by reference to Exhibit 4 to the Committed Shareholders’ Schedule 13D, filed with the Securities and Exchange Commission on August 20, 2010).

7.3	Agreement and Plan of Merger, dated as of August 16, 2010 (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on August 16, 2010).

7.4	Contribution and Subscription Agreement, dated as of August 16, 2010 (incorporated by reference to Exhibit 3 to the Committed Shareholders’ Schedule 13D, filed with the Securities and Exchange Commission on August 20, 2010).

CUSIP No. 743494106	Schedule 13D	Page 16 of 16 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Director, Executive Vice President and Managing Partner

Peter J. Nolan	Director, Executive Vice President and Managing Partner

Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner

Michael Gennaro	Chief Operating Officer and Secretary

Cody L. Franklin	Chief Financial Officer and Assistant Secretary

Jonathan A. Seiffer	Senior Vice President

John M. Baumer	Senior Vice President

Timothy J. Flynn	Senior Vice President

James D. Halper	Senior Vice President

Michael J. Connolly	Senior Vice President

Todd M. Purdy	Principal

Michael S. Solomon	Principal

Usama N. Cortas	Vice President

J. Kristofer Galashan	Vice President

Alyse M. Wagner	Vice President

Lily W. Chang	Vice President

Directors and Executive Officers of Ivy

Name	Position with Ivy
John M. Baumer	President

Alyse M. Wagner	Vice President, Secretary, and Treasurer